02036952

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 21, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

Press Release

SANTANDER CENTRAL HISPANO ACQUIRES THE GERMAN CONSUMER FINANCE COMPANY AKB

☐ Through this operation, the Group becomes Germany's leading independent automobile financing firm

Madrid, May 16th 2002. Santander Central Hispano has acquired 100% of the German company AKB Holding GmbH. The operation was carried out through a capital increase of 109,040,444 new shares, at a face value of 0.5 euros and an issue premium of 9.588 euros per share, amounting to 1,100 million euros. Thus, the Bank's share capital will now be represented by 4,768,402,943 shares at a face value of 0.5 euros each. According to estimates, the operation will not have a dilutive effect for shareholders as of next year.

The acquisition of AKB Holding will enable the Santander Central Hispano Group to consolidate its leadership in the German consumer finance market, where the Bank is already present through its affiliate CC-Bank. At close of business last year, CC-Bank's market share in vehicle financing was 3%, with 1,225,000 customers in all its business areas, versus AKB Holding's share of 10.2% and 805,500 customers.

Last year, AKB posted a net profit of 58 million euros, which it assigned to reserves, thus strengthening its balance sheet. This year, the newly-merged CC-Bank-AKB company expects to obtain 175 million euros in income before tax and extraordinary items. AKB will consolidate its accounts with the Santander Central Hispano Group from January 1st 2002.

Following the merger of both companies, Santander Central Hispano will become Germany's leading independent automobile finance company (excluding captive brand financing) with a 71% penetration. This is further enhanced by the combined experience of the CC-Bank management group and AKB's advanced technology platform, in addition to the cross-selling of products.

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

The Group is consolidating its consumer finance franchise in Europe - where the most attractive markets are focused on personal loans and vehicle financing – whilst embarking upon a selective expansion towards Eastern Europe. With the acquisition of AKB, the Group already has over 4.3 million customers in eight countries: Spain, Portugal, Italy, Germany, Austria, Hungary, Czechia and Poland.

Last year, the European franchise (excluding AKB) obtained 155 million euros in income before taxes, with a ROE of 47.1% and an efficiency ratio of 45.2%. Loans and discounts amounted to 8,058 million euros.

According to the latest available data, referring to 2000, the European consumer finance market (excluding mortgage loans) amounted to 731.000 million euros, with an average volume per inhabitant of 1,997 euros. Spain, Italy and Germany accounted for 43.9% of this business.

Comunicación Externa.
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

MATERIAL FACT

SANTANDER CENTRAL HISPANO informs that, in accordance with the filing verified by the National Securities Market Commision on May 13, 2002, relating to the increase in capital required to acquire the equivalent amount in shares of AKB Holding GmbH, it has proceeded, as instructed by Grupo Werhahn, to place 109,040,444 shares issued in relation to this increase. The placement was executed by Lehman Brothers with institutional investors.

Madrid, 16 May 2002

Santander Central Hispano

OTHER COMMUNICATIONS

As per continuation of the information sent to the Spanish Comisión Nacional del Mercado de Valores on May 16th, Banco Santander Central Hispano, S.A. informs that it has executed today, on behalf of the Werhahn Group, the transfer on the Stock Exchange of 109,040,444 shares of Banco Santander Central Hispano, S.A., at a price of euro 10.10 per share.

Madrid, May 17th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

By: ______________________________

Name: José Luis del Valle
Title: Executive Vice President

Date: May 31, 2002